UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form N-CSR	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN

For Period Ended:	December 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Grupo TMM, S.A.B.
Full Name of Registrant
Grupo TMM, S.A.
Former Name if Applicable

Paseo de la Reforma No. 296, P.19.
Address of Principal Executive Office (Street and Number)

Colonia Juárez, 06600 México City, México
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Grupo TMM, S.A.B. (the “Company”) Annual Report on Form 20-F for the fiscal year ended December 31, 2020 cannot be filed within the prescribed time period without unreasonable effort or expense due to delays resulting from the COVID-19 pandemic and various enhanced safety measures imposed by the Mexican Government in response.  As a result of these measures, the Company has been unable to safely and effectively conduct certain activities required for the preparation and filing of its Form 20-F, including the completion and approval of our audited consolidated financial statements. The Company expects to file its Form 20-F by no later than May 14, 2021.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Luis Rodolfo Capitanachi Dagdug	5255	5629 8866
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to record a net loss of Ps. 403.2 million in 2020, compared to net income of Ps. 32.1 million in 2019.  The change in 2020 is primarily due to a significant decrease in both our net operating and other income, as we expect to report an operating loss of Ps. 328.8 million and other expenses of Ps. 257.2 million in 2020 compared to operating income of Ps. 212.8 million and other income of Ps. 233.9 million in 2019.  The decrease in our operating income is primarily attributable to reduced demand for our transportation services due to mobility restrictions imposed in response to the COVID-19 pandemic and related reductions in economic activity.  The decrease in our other income is primarily attributable to increased expenses associated with the termination of our lease for our former headquarters and the cancellation of accounts receivable.

Grupo TMM, S.A.B.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2021	By:	/s/ Luis Rodolfo Capitanachi Dagdug
		Name:	Luis Rodolfo Capitanachi Dagdug
		Title:	Chief Financial Officer